UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

August 12, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On August 11, 2025, Slingshot USA, LLC (the “Company”) signed and entered into the Third Amended and Restated Operating Agreement (the “Third A&R Agreement”) with an effective date of July 21, 2025, replacing the Second Amended and Restated Operating Agreement dated February 17, 2025 (the “Prior Agreement”) in its entirety. The Third A&R Agreement, among other things, changes the Company’s fiscal year-end from December 31 to July 31, with the first fiscal period under the new year-end being a short year from January 1, 2025, through July 31, 2025, and authorizes the Company to repurchase Preferred Units (including Series PA Preferred Units) from Members, subject to terms approved by the Board and in accordance with applicable law.

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Form of Third Amended and Restated Operating Agreement of Slingshot USA, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

August 12, 2025

EXHIBIT 1.1

Form of Third Amended and Restated Operating Agreement of Slingshot USA, LLC

[please see attached]